FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Third Quarter of 2005 dated November 8, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: November 8, 2005

Exhibit 99.1

Press Release

Contact for Media and Investors:

Olive Wang

NetEase.com, Inc.

ir@service.netease.com

Tel: (+8610) 8518-0163 ext. 8243

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase.com Announces Results For Third Quarter 2005

(Beijing – November 8, 2005) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced financial results for its third quarter ended September 30, 2005.

Highlights:

•	Total revenues for the quarter increased 11.0% quarter-over-quarter and 82.6% year-over-year to RMB462.6 million (US$57.2 million);

•	Revenue from online game services increased 8.4% over the previous quarter and 119.4% year-over-year to RMB372.7 million (US$46.1 million);

•	Online advertising revenue grew 37.3% to RMB73.4 million (US$9.1 million) over the previous quarter and 43.8% year-over-year; and

•	Fantasy Westward Journey and Westward Journey Online II reported peak concurrent user numbers of approximately 827,000 and 515,000, respectively, for the third quarter of 2005.

Commenting on the third quarter’s results, Chief Operating Officer Michael Tong said, “We were pleased with our continued growth of our online games business in the third quarter despite experiencing a slower than expected summer season which resulted in part from more competition in the market. On the advertising front, we are extremely satisfied with our stronger than expected revenue growth. We continue to see positive results from the continuous enhancements we’ve made by providing stronger channel content on our websites through strategic partnerships and initiatives, which are now attracting more advertising spending. This is clearly demonstrated by the significant increase in the number of page views in the quarter. As we move forward, we will not only maintain a focus on our advertising growth but we will keep our efforts heavily concentrated on our online game business and living up to NetEase’s strong brand name for developing high quality next generation MMORPG games.”

Financial Results

The Company reported total revenues of RMB462.6 million (US$57.2 million) for the third quarter, representing an 11.0% increase over RMB416.9 million (US$50.4 million) for the preceding quarter, and an 82.6% increase over RMB253.4 million (US$30.6 million) for the corresponding period a year ago.

Revenues from online game services for the quarter increased 8.4% quarter-over-quarter and 119.4% year-over-year to RMB372.7 million (US$46.1 million), which was driven by the continued increase in popularity in the Company’s leading games, Fantasy Westward Journey and Westward Journey Online II. Fantasy Westward Journey continued to be the most popular game in China in terms of user numbers and its peak and average concurrent user numbers reached approximately 827,000 and 345,000, respectively, for the third quarter of 2005. In addition, Westward Journey Online II reported peak and average concurrent users of approximately 515,000 and 198,000, respectively, for the third quarter of 2005.

Revenues from advertising services increased by 37.3% to RMB73.4 million (US$9.1 million) over the preceding quarter’s RMB53.4 million (US$6.5 million) and 43.8% over RMB51.0 million (US$6.2 million) for the corresponding period a year ago. The increase was mainly due to increased spending from our existing advertisers as they increased their marketing activities during the summer and new advertisers gained in the quarter. NetEase continues to drive its advertising revenues via a combination of website content enhancement and an aggressive focus on broadening its network of marketing channels and sales efforts.

Revenues from wireless value-added services and others decreased from RMB19.7 million (US$2.4 million) for the preceding quarter to RMB16.5 million (US$2.0 million) for the third quarter. Revenues from wireless value-added services and others in the third quarter of 2004 were RMB32.5 million (US$3.9 million). This decrease was mainly due to continued strong competition in the wireless industry.

Mr. Tong continued, “During the quarter, we were able to maintain the number one and number three position in China in terms of number of players with our two blockbuster games Fantasy Westward Journey and Westward Journey Online II. The market is rapidly changing, and the MMORPG market is becoming increasingly competitive. In order to maintain our strong position in the market, we are focused on solid growth with our existing MMORPG games while investing heavily in our game pipeline which includes Datang, our 2.5D game which is based on the background of the Tang Dynasty, and Tianxia, our 3D game based on Chinese mythology. Currently, both games are in various stages of beta testing. We expect the commercial launch of these games to be in the first half of 2006. We believe that NetEase has strong brand recognition in the online game community in China and is known for not compromising quality for quantity. Our team continues to set the standard for high quality development of leading games in the industry in China.”

The Company reported gross profit in the third quarter of RMB370.9 million (US$45.8 million), representing a 13.5% increase over the previous quarter’s RMB326.8 million (US$39.5 million) and a 95.4% increase over RMB189.8 million (US$22.9 million) for the corresponding period a year ago.

Gross margins for online games declined slightly to 89.7% in the third quarter from 90.2% in the prior quarter as a result of higher bandwidth costs incurred in the third quarter. Gross margins for advertising services improved to 68.1% in the third quarter from 62.1% in the prior quarter due to increasing economies of scale. Gross margins for wireless value-added services and others decreased to 11.3% in the third quarter from 18.4% in the prior quarter mainly due to the higher costs associated with our free services such as email accounts which are included in this business segment.

Total operating expenses for the quarter were RMB94.7 million (US$11.7 million), representing an 18.3% increase from the previous quarter’s RMB80.1 million (US$9.7 million) and a 17.0% increase from RMB81.0 million (US$9.8 million) in the corresponding period a year ago. The increase in total operating expenses as compared with the preceding quarter was mainly due to the increased marketing spending for the enhancement of our websites and increased outdoor advertising and channel events.

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the U.S. dollar. This change in policy has resulted in a slight appreciation in the value of the Renminbi against the US dollar. Although the Company generates substantially all of its revenues in Renminbi which has become more valuable in US dollar terms, the Company tranlates its monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, the Company reported a RMB6.4 million (US$0.8 million) exchange loss in the third quarter.

The Company reported net profit for the third quarter of RMB258.6 million (US$32.0 million), equivalent to US$0.98 (basic) or US$0.89 (diluted) per American Depositary Share (“ADS”). This represents a 6.5% increase over net profit of RMB242.8 million (US$29.3 million) for the preceding quarter and a 137.2% increase over net profit of RMB109.1 million (US$13.2 million) for the corresponding period in 2004.

As of September 30, 2005, the Company’s total cash, time deposits and held-to-maturity investments balance was RMB3.2 billion (US$392.4 million), a 16.5% increase from the previous quarter’s RMB2.7 billion (US$329.2 million). The Company generated an operating cash flow of RMB424.9 million (US$52.5 million) for the quarter, a 66.4% increase from the previous quarter’s RMB255.3 million (US$30.8 million).

The Company also noted that its effective tax rate increased in the third quarter mainly because of the write back of a tax provision of approximately RMB16.1 million (US$2.0 million) in the second quarter due to the confirmation of a lower tax rate for one of the Company’s operating subsidiaries during the quarter, while there was no such similar write back in the third quarter.

Denny Lee, NetEase’s Chief Financial Officer, concluded, “Our focus on driving growth through our online game and advertising platforms continues to work extremely well. With respect to our advertising segment, we were able to deliver stronger than expected top line growth demonstrating the strength we command in our target markets. Additionally, we are taking our game portfolio to new levels with the upcoming launch of our 2.5D and 3D games in 2006. We look forward to the commercial launch of these games.”

Conference Call

NetEase’s management team will host a conference call on November 7, 2005 at 7:00 p.m. Eastern Standard Time, corresponding with November 8, 2005 at 8:00 a.m. Beijing/Hong Kong time, to present an overview of

NetEase’s financial and operational performance. Interested parties may participate in the conference call by dialing 800-500-0311 (international: 719-457-2698), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering access code 5608425. The replay will be available through November 21, 2005 at midnight Eastern Time.

This call is being web cast live and archived; and will be available on NetEase’s corporate web site at http://corp.netease.com for 90 days.

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.092. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of September 2005, the NetEase websites had more than 614 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Westward Journey Online II, Fantasy Westward Journey and Fly for Fun.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 20 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*        *        *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; the risk that recent changes in Chinese government regulation of the online game market, or any additional regulatory changes in the future, may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that strategic partnerships with third parties will not result in increased advertising or other revenue from the NetEase websites or that NetEase will not be successful in entering into and maintaining such partnerships; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2004	September 30, 2005	September 30, 2005
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	2,123,891,537	1,743,280,386	215,432,574
Time Deposit	—	1,432,052,234	176,971,358
Held-to-maturity investments	165,532,000	—	—
Accounts receivable, net	56,304,762	75,155,549	9,287,636
Prepayments and other current assets	20,722,068	32,644,238	4,034,137
Deferred tax assets	—	19,380,613	2,395,034

Total current assets	2,366,450,367	3,302,513,020	408,120,739

Non-current rental deposit	2,140,394	1,341,162	165,739
Property, equipment and software, net	77,303,013	124,055,911	15,330,686
Deferred assets	4,246,624	—	—

Total assets	2,450,140,398	3,427,910,093	423,617,164

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	19,344,096	129,187,474	15,964,840
Salary and welfare payable	36,283,138	29,431,284	3,637,084
Taxes payable	44,009,342	82,186,593	10,156,524
Deferred revenue	134,896,863	231,262,979	28,579,211
Accrued liabilities	22,961,861	22,057,787	2,725,876

Total current liabilities	257,495,300	494,126,117	61,063,535

Long-term payable:	839,399,578	820,793,087	101,432,660

Total liabilities	1,096,894,878	1,314,919,204	162,496,195

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004, and 3,262,884,989 shares issued and outstanding as of September 30, 2005	2,635,419	2,699,889	333,649
Additional paid-in capital	1,023,954,160	1,128,302,062	139,434,264
Statutory reserve	90,882,108	90,882,108	11,231,106
Deferred compensation	(13,835)	—	—
Translation adjustments	210,838	210,838	26,055
Retained earnings	235,576,830	890,895,992	110,095,895

Total shareholders’ equity	1,353,245,520	2,112,990,889	261,120,969

Total liabilities and shareholders’ equity	2,450,140,398	3,427,910,093	423,617,164

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	September 30, 2004	June 30, 2005	September 30, 2005	September 30, 2005
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	169,832,982	343,709,567	372,681,557	46,055,556
Advertising services	51,031,147	53,441,219	73,395,974	9,070,189
Wireless value-added services and others	32,539,861	19,727,359	16,513,205	2,040,683

Total revenues	253,403,990	416,878,145	462,590,736	57,166,428

Business taxes	(14,825,004)	(24,159,422)	(19,146,596)	(2,366,114)

Total net revenues	238,578,986	392,718,723	443,444,140	54,800,314

Total cost of revenues	(48,784,246)	(65,924,447)	(72,530,177)	(8,963,195)

Gross profit	189,794,740	326,794,276	370,913,963	45,837,119

Operating expenses:
Selling and marketing expenses	(60,407,604)	(35,175,606)	(45,833,299)	(5,664,026)
General and administrative expenses	(28,577,672)	(30,312,663)	(31,565,291)	(3,900,802)
Research and development expenses	(8,570,850)	(14,606,721)	(17,349,717)	(2,144,058)
Insurance claims settlement for the now-settled class action litigation	16,553,200	—	—	—

Total operating expenses	(81,002,926)	(80,094,990)	(94,748,307)	(11,708,886)

Operating profit	108,791,814	246,699,286	276,165,656	34,128,233

Other income (expenses):
Investment income	906,364	433,141	332,510	41,091
Interest income	5,875,131	12,694,680	15,027,087	1,857,030
Interest expense	(846,210)	—	—	—
Other, net	—	(70,868)	(6,320,579)	(781,090)

Profit before tax	114,727,099	259,756,239	285,204,674	35,245,264

Income tax	(5,666,455)	(16,957,276)	(26,562,308)	(3,282,539)

Net profit	109,060,644	242,798,963	258,642,366	31,962,725

Earnings per share, basic	0.03	0.08	0.08	0.01

Earnings per ADS, basic	3.44	7.56	7.90	0.98

Earnings per share, diluted (Note 2)	0.03	0.07	0.07	0.01

Earnings per ADS, diluted (Note 2)	3.22	6.89	7.17	0.89

Weighted average number of ordinary shares outstanding, basic	3,167,067,322	3,212,283,531	3,273,814,404	3,273,814,404

Weighted average number of ADS outstanding, basic	31,670,673	32,122,835	32,738,144	32,738,144

Weighted average number of ordinary shares outstanding, diluted (Note 2)	3,476,659,180	3,552,151,228	3,633,097,331	3,633,097,331

Weighted average number of ADS outstanding, diluted (Note 2)	34,766,592	35,521,512	36,330,973	36,330,973

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	September 30, 2004	June 30, 2005	September 30, 2005	September 30, 2005
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	109,060,644	242,798,963	258,642,366	31,962,725
Adjustments for:
Depreciation	7,759,730	8,874,584	12,102,757	1,495,645
Share compensation cost	13,835	—	—	—
Provision for doubtful debts	2,281,603	2,853,672	779,723	96,357
Amortization of issuance cost of convertible bonds	1,959,980	1,959,973	1,920,528	237,337
Exchange loss	—	—	6,440,261	795,880
Increase in accounts receivable	(15,656,612)	(14,042,757)	(897,282)	(110,885)
(Increase) Decrease in prepayments and other current assets	15,152,323	(8,546,281)	(1,544,647)	(190,886)
(Increase) Decrease in deferred assets	—	(62,390)	389,060	48,080
(Increase) Decrease in deferred tax assets	1,628,860	5,438,461	(3,639,677)	(449,787)
Increase (Decrease) in accounts payable and other liabilities	(3,307,968)	(826,730)	90,683,363	11,206,544
Increase in deferred revenue	30,926,344	11,361,961	51,810,565	6,402,690
Increase (Decrease) in salary and welfare payable	80,405	4,513,515	(3,604,027)	(445,381)
Increase (Decrease) in taxes payable	(4,905,904)	(968,908)	10,311,127	1,274,236
Increase in accrued liabilities	3,783,221	1,973,490	1,530,214	189,102

Net cash provided by operating activities	148,776,461	255,327,553	424,924,331	52,511,657

Cash flows from investing activities
Decrease in held-to-maturity investments	281,362	82,766,000	82,766,000	10,228,127
Purchase of property, equipment and software	(19,740,474)	(24,780,204)	(31,957,739)	(3,949,300)
Increase in due from related parties	9,000,000	—	—	—
Increase in time deposit	—	—	(1,432,524,938)	(177,029,775)
(Increase) Decrease in non-current deposit	—	1,321,989	(348,143)	(43,023)

Net cash (used in) provided by investing activities	(10,459,112)	59,307,785	(1,382,064,820)	(170,793,971)

Cash flows from financing activities:
Proceed from employees exercising stock options	800,957	7,322,802	83,972,844	10,377,267
Increase (Decrease) in long-term payable	103,081	(107,917)	(38,575)	(4,767)

Net cash provided by financing activities	904,038	7,214,885	83,934,269	10,372,500

Net (decrease) increase in cash	139,221,387	321,850,223	(873,206,220)	(107,909,814)

Effect of exchange rate changes on cash held in foreign currencies	—	—	(25,455,455)	(3,145,756)

Cash, beginning of the quarter	1,701,262,501	2,320,091,838	2,641,942,061	326,488,144

Cash, end of the quarter	1,840,483,888	2,641,942,061	1,743,280,386	215,432,574

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	4,783,610	17,503,129	21,241,734	2,625,029

Cash paid during the quarter for interest	—	3,230,173	—	—

Supplemental schedule of non-cash operating, investing and financing activities:
Net exchange losses	—	—	6,440,261	795,880

Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	13,835	—	—	—

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	September 30, 2004	June 30, 2005	September 30, 2005	September 30, 2005
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	169,832,982	343,709,567	372,681,557	46,055,556
Advertising services	51,031,147	53,441,219	73,395,974	9,070,189
Wireless value-added services and others	32,826,085	19,727,359	16,513,205	2,040,683

Total revenues	253,403,990	416,878,145	462,590,736	57,166,428

Business taxes:
Online game services	(9,340,814)	(18,904,026)	(12,298,491)	(1,519,833)
Advertising services	(4,337,647)	(4,542,505)	(6,238,658)	(770,966)
Wireless value-added services and others	(1,146,543)	(712,891)	(609,447)	(75,315)

Total business taxes	(14,825,004)	(24,159,422)	(19,146,596)	(2,366,114)

Net revenues:
Online game services	160,492,168	324,805,541	360,383,066	44,535,723
Advertising services	46,693,499	48,898,714	67,157,316	8,299,223
Wireless value-added services and others	31,393,318	19,014,468	15,903,758	1,965,368

Total net revenues	238,578,986	392,718,723	443,444,140	54,800,314

Cost of revenues:
Online game services	(19,263,623)	(31,875,924)	(37,028,524)	(4,575,941)
Advertising services	(14,843,036)	(18,540,302)	(21,393,626)	(2,643,800)
Wireless value-added services and others	(14,677,587)	(15,508,221)	(14,108,027)	(1,743,454)

Total cost of revenues	(48,784,246)	(65,924,447)	(72,530,177)	(8,963,195)

Gross profit:
Online game services	141,228,545	292,929,617	323,354,542	39,959,782
Advertising services	31,850,464	30,358,412	45,763,690	5,655,423
Wireless value-added services and others	16,715,731	3,506,247	1,795,731	221,914

Total gross profit	189,794,740	326,794,276	370,913,963	45,837,119

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED NOTES TO FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.0920 on September 30, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	When calculating the fully diluted earnings per American Depositary Share (ADS) for the third quarter in 2005, the Company adopted the consensus reached on EITF 04-08, which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its zero coupon convertible subordinated notes (the “Convertible Notes”) depends on, among other things, whether the market price of the Company’s American Depositary Shares exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company’s American Depositary Shares in June 2004 and March 2005 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per American Depositary Share for all prior periods were restated.

In accordance with the adoption of EITF 04-08, the weighted average number of diluted ordinary shares and American Depositary Shares outstanding for the purpose of calculating diluted earnings per share and diluted earnings per American Depositary Share for the three months ended September 30, 2004, have been revised to include the contingently issuable shares in relation to the Company’s Convertible Notes outstanding as of September 30, 2004. The inclusion of these contingently issuable shares results in a decrease of US$0.01 to the previously reported diluted earnings per American Depositary Share for the quarter ended September 30, 2004.